Exhibit 99.1

Caesarstone Reports First Quarter 2024 Financial Results

- Revenue of $118.3 Million -

- Gross Margin of 24.5% Improved Significantly Compared to 19.7% in the Prior Year Quarter -

- Strong Balance Sheet with Net Cash Position of $89.4 Million -

- Reaffirms Outlook to Deliver Positive Adjusted EBITDA and Operating Cash Flow in 2024 -

MP MENASHE, Israel – May 8, 2024 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered surfaces, today reported financial results for its first quarter ended March 31, 2024.

Yos Shiran, Caesarstone’s Chief Executive Officer commented, “Our team has demonstrated resilience and adaptability to start off 2024 while facing persistent global economic headwinds, regulatory changes in Australia and the ongoing conflict in Israel. Despite our quarterly revenues falling short of our expectations, we are beginning to see the benefits of our strategic restructuring actions after aligning our production footprint and network of production business partners, especially in improving our gross margin in this quarter. In addition, we have separated our U.S. and Canadian leadership teams to allow each team to better focus on the opportunities in their respective markets. As we move through 2024, our goal is to continue investing in our strategic transformation to increase our profitability and cash generation.”

First Quarter 2024 Results

Revenue in the first quarter of 2024 was $118.3 million, compared to $150.6 million in the prior year quarter. On a constant currency basis, first quarter revenue was down 21.0% year-over-year due to lower volumes and price pressures. Volumes were primarily impacted by global economic headwinds, particularly in renovation and remodeling channels, across the Company’s main regions resulting in lower demand accompanied by greater competitive pressures.

Gross margin in the first quarter of 2024 improved to 24.5% compared to 19.7% in the prior year quarter. Adjusted gross margin in the first quarter was 24.4% compared to 19.7% in the prior year quarter. The increase in gross margin was mainly due to the benefits of an improved production footprint and lower raw material and shipping costs, partially offset by unfavorable product mix.

Operating expenses in the first quarter of 2024 were $34.6 million, or 29.2% of revenue, compared to $35.5 million, or 23.6% of revenue in the prior year quarter. The higher percentage is primarily attributable to lower revenues. Excluding legal settlements and loss contingencies, operating expenses were 28.6% of revenue, compared to 24.5% in the prior year quarter with the higher percentage mainly reflecting lower revenues.

Operating loss in the first quarter of 2024 was $5.6 million compared to $5.9 million in the prior year quarter, with the improvement primarily reflecting higher gross margin.

Adjusted EBITDA in the first quarter of 2024, which excludes expenses for non-cash share-based compensation, legal settlements and loss contingencies, and other non-recurring items, was $0.6 million, compared to $0.7 million in the prior year quarter.

Finance income in the first quarter of 2024 was $0.7 million compared to $2.3 million in the prior year quarter. The difference primarily reflects foreign currency exchange rate fluctuations.

Net loss attributable to controlling interest for the first quarter of 2024 was $5.1 million compared to net loss of $3.8 million in the prior year quarter. Net loss per share for the first quarter was $0.15 compared to net loss per share of $0.11 in the prior year quarter. Adjusted diluted net loss per share for the first quarter was $0.13 on 34.6 million shares, compared to adjusted diluted net loss per share of $0.17 in the prior year quarter on a similar share count.

Balance Sheet & Liquidity

During the first quarter of 2024, the Company generated positive cash flow from operations of $8.7 million mainly driven by inventory reductions, compared to operating cash flow of $7.9 million in the first quarter of 2023. As of March 31, 2024, the Company’s balance sheet included cash, cash equivalents and short-term bank deposits of $96.2 million and total debt to financial institutions of $6.8 million. The Company’s net cash position as of March 31, 2024, was $89.4 million compared to $83.5 million as of December 31, 2023.

Outlook

The Company reaffirms its expectation to deliver positive adjusted EBITDA for full year 2024 along with another full year of positive operating cash flow. The Company also reiterates its expectation to realize restructuring-related cost savings of approximately $20.0 million in full year 2024 and $30.0 million thereafter compared to full year 2023.

Webcast and Conference Call Details

The Company will host a webcast and conference call today, May 8, 2024, at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. The live webcast can be accessed through the Investor Relations section of the Company’s website at ir.caesarstone.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally, by dialing 1-844-825-9789 and 1-412-317-5180, respectively. The toll-free Israeli number is 1 80 921 3284. Upon dialing in, please request to join the Caesarstone First Quarter 2024 Earnings Conference Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter pass code 10187886. The replay will be available beginning at 12:30 p.m. ET on Wednesday, May 8, 2024 and will last through 11:59 p.m. ET on Wednesday, May 15, 2024.

About Caesarstone

Caesarstone is a global leader of premium surfaces, specializing in countertops that create dynamic spaces of inspiration in the heart of the home. Established in 1987, its multi-material portfolio of over 100 colors combines the company’s innovative technology with its powerful design passion. Spearheading high-quality, sustainable surfaces, Caesarstone delivers functional resilience with timeless beauty, for a vast range of applications, including kitchen countertops, bathroom vanities, and more, for indoor and outdoor spaces.

Since it pioneered quartz countertops over thirty years ago, the brand has expanded into porcelain and natural stone and is on the ground in more than 50 countries worldwide while enhancing customer experience through the expansion of groundbreaking digital platforms & services. More information on Caesarstone: caesarstoneus.com, Facebook, Twitter, YouTube, Pinterest, and Instagram

The Company has filed its annual report on Form 20-F for the year ended December 31, 2023 with the U.S. securities and exchange commission (“SEC”) and can be accessed on its website.

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliations of GAAP gross profit to adjusted gross profit, GAAP net income (loss) to adjusted net income (loss) and net income (loss) to adjusted EBITDA are provided in the schedules to this release. To calculate revenues growth rates that exclude the impact of changes in foreign currency exchange rates, the Company converts actual reported results from local currency to U.S. dollars using constant foreign currency exchange rates in the current and comparable period. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “goals," “intend,” “seek,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include statements regarding the Company’s goals and plans, intentions, expectations, assumptions, goals and beliefs regarding the Company’s business. Actual results may differ materially from those projections and estimates due to various risks and uncertainties, both known or unknown. These factors include, but are not limited to: the effects of global and regional economy and geo-politics on the Company’s business and operations including the length, duration and impact of the war in Israel, the Houthi’s disruption to the movement of goods in the Red Sea and trade disruptions such as Turkey’s decision not to trade with Israel; the outcome of silicosis and other bodily injury claims, and the availability relevant insurance; regulatory changes and requirements relating to the manufacturing and fabrication of our products; the outcome of our restructuring efforts, of the closure of the Sdot Yam and Richmond Hill Facilities, the estimated closure costs and the estimated potential savings relating to said closures, the ability to sell or sublease all or part of these facilities; our ability to effectively collaborate with production business partners; our R&D and product introduction efforts, managing constraints in the global supply chain and effectively procuring raw materials and goods as well as fluctuations in their price; our ability to protect our brand, technology and intellectual property, as well as our freedom to operate; competitive pressures; disruptions to our information technology systems, fluctuations in currency exchange rates against the U.S. dollar; our ability to successfully integrate our acquisitions; our ability to meet ESG goals and targets; and other risks and uncertainties discussed under the sections "Risk Factors" and “Special Note Regarding Forward-Looking Statements and Risk Factor Summary” in our most recent annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2024, and in other documents filed by Caesarstone with the SEC, which are available free of charge at www.sec.gov. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations:

ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 (646) 200-8870

Caesarstone Ltd. and its subsidiaries
Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	March 31, 2024	December 31, 2023
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$96,152	$91,123
Trade receivables, net	65,293	66,888
Other accounts receivable and prepaid expenses	20,014	25,489
Inventories	119,423	136,446

Total current assets	300,882	319,946

LONG-TERM ASSETS:

Severance pay fund	1,773	1,994
Deferred tax assets, net	2,836	3,061
Long-term deposits and prepaid expenses	4,975	4,961
Operating lease right-of-use assets	114,840	120,156
Property, plant and equipment, net	122,057	123,480
Intangible assets, net	5,505	6,257

Total long-term assets	251,986	259,909

Total assets	$552,868	$579,855

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$5,324	$5,118
Trade payables	34,741	42,848
Related parties	175	257
Short term legal settlements and loss contingencies	15,852	16,106
Accrued expenses and other liabilities	51,809	56,894

Total current liabilities	107,901	121,223

LONG-TERM LIABILITIES:

Long-term bank and other loans	1,935	2,549
Legal settlements and loss contingencies long-term and other liabilities	11,557	11,814
Deferred tax liabilities, net	2,926	3,006
Long-term lease liabilities	108,027	114,146
Accrued severance pay	3,087	3,065
Long-term warranty provision	1,213	1,204

Total long-term liabilities	128,745	135,784

REDEEMABLE NON-CONTROLLING INTEREST	7,995	7,789

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	165,041	164,456
Capital fund related to non-controlling interest	(5,587)	(5,587)
Accumulated other comprehensive income (loss), net	(10,732)	(8,402)
Retained earnings	198,564	203,651

Total equity	308,227	315,059

Total liabilities and equity	$552,868	$579,855

Caesarstone Ltd. and its subsidiaries
Condensed consolidated statements of income (loss)

	Three months ended March 31,
U.S. dollars in thousands (except per share data)	2024	2023
	(Unaudited)

Revenues	$118,292	$150,633
Cost of revenues	89,305	121,031

Gross profit	28,987	29,602

Operating expenses:
Research and development	1,212	1,046
Sales and Marketing	22,368	21,825
General and administrative	10,305	13,979
Legal settlements and loss contingencies, net	705	(1,330)

Total operating expenses	34,590	35,520

Operating loss	(5,603)	(5,918)
Finance income, net	(706)	(2,336)

Loss before taxes	(4,897)	(3,582)
Tax expenses, net	26	269

Net loss	$(4,923)	$(3,851)

Net loss (income) attributable to non-controlling interest	(164)	73

Net loss attributable to controlling interest	$(5,087)	$(3,778)
Basic net loss per ordinary share (*)	$(0.15)	$(0.11)
Diluted net loss per ordinary share (*)	$(0.15)	$(0.11)
Weighted average number of ordinary shares used in computing basic loss per ordinary share	34,534,185	34,513,374
Weighted average number of ordinary shares used in computing diluted loss per ordinary share	34,534,185	34,513,374

(*) The numerator for the calculation of net loss per share for the three months ended March 31, 2024 and 2023, has been decreased by approximately $0.0 and $0.1 million, respectively, to reflect the adjustment to redemption value associated with the redeemable non-controlling interest.

Caesarstone Ltd. and its subsidiaries
Selected Condensed consolidated statements of cash flows

	Three months ended March 31,
U.S. dollars in thousands	2024	2023
	(Unaudited)	(Unaudited)
Cash flows from operating activities:

Net loss	$(4,923)	$(3,851)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,328	7,571
Share-based compensation expense	585	316
Accrued severance pay, net	247	(107)
Changes in deferred tax, net	360	(1,553)
Capital loss	15	61
Legal settlemnets and loss contingencies, net	705	(1,330)
Decrease (increase) in trade receivables	627	(3,714)
Decrease in other accounts receivable and prepaid expenses	5,314	3,180
Decrease in inventories	15,944	26,750
Decrease in trade payables	(8,049)	(18,159)
Decrease in warranty provision	(235)	(17)
Changes in right of use assets	4,795	5,495
Changes in lease liabilities	(6,044)	(7,058)
Increase (decrease) in accrued expenses and other liabilities including related parties	(4,926)	353
Net cash provided by operating activities	8,743	7,937

Cash flows from investing activities:

Purchase of property, plant and equipment	(2,797)	(2,935)
Proceeds from sale of property, plant and equipment	31	5
Maturity of marketable securities	-	1,400
Decreae (increase) in long term deposits	(92)	78

Net used in investing activities	(2,858)	(1,452)

Cash flows from financing activities:

Changes in short-term bank credits and long-term loans, including related parties	(407)	(12,620)

Net cash used in financing activities	(407)	(12,620)

Effect of exchange rate differences on cash and cash equivalents	(449)	41

Increase (decrease) in cash and cash equivalents and short-term bank deposits	5,029	(6,094)
Cash and cash equivalents and short-term bank deposits at beginning of the period	91,123	52,081

Cash and cash equivalents and short-term bank deposits at end of the period	$96,152	$45,987

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	(213)	308

Caesarstone Ltd. and its subsidiaries

	Three months ended March 31,
U.S. dollars in thousands	2024	2023
	(Unaudited)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$28,987	$29,602
Share-based compensation expense (a)	12	67
Amortization of assets related to acquisitions	71	72
Other non recuring items	(152)	-
Adjusted Gross profit (Non-GAAP)	$28,918	$29,741

(a) Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.

Caesarstone Ltd. and its subsidiaries

	Three months ended March 31,
U.S. dollars in thousands	2024	2023
	(Unaudited)
Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	$(4,923)	$(3,851)
Finance income, net	(706)	(2,336)
Taxes on income	26	269
Depreciation and amortization	4,480	7,571
Legal settlements and loss contingencies, net (a)	705	(1,330)
Contingent consideration adjustment related to acquisition	25	78
Share-based compensation expense (b)	585	316
Residual operating expenses related to closed plants after closing	595	-
Other non recuring items	(152)	-
Adjusted EBITDA (Non-GAAP)	$635	$717

(a) Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b) Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.

Caesarstone Ltd. and its subsidiaries

	Three months ended March 31,
U.S. dollars in thousands (except per share data)	2024	2023
	(Unaudited)
Reconciliation of net loss attributable to controlling interest to adjusted net loss attributable to controlling interest:
Net loss attributable to controlling interest	$(5,087)	$(3,778)
Legal settlements and loss contingencies, net (a)	705	(1,330)
Contingent consideration adjustment related to acquisition	25	78
Amortization of assets related to acquisitions, net of tax	535	535
Share-based compensation expense (b)	585	316
Non cash revaluation of lease liabilities (c)	(1,567)	(1,705)
Residual operating expenses related to closed plants after closing	595	-
Other non recuring items	(152)	-
Total adjustments	726	(2,106)
Less tax on non-tax adjustments (e)	(4)	160
Total adjustments after tax	730	(2,264)

Adjusted net loss attributable to controlling interest (Non-GAAP)	$(4,357)	$(6,042)
Adjusted loss per share (f)	$(0.13)	$(0.17)

(a) Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b) Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c) Exchange rate diffrences deriving from revaluation of lease contracts in accoradance with FASB ASC 842.
(e) Tax adjustments for the three months ended March 31, 2024 and 2023, based on the effective tax rates.
(f) In calculating adjusted (Non-GAAP) loss per share, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended March 31,		Three months ended March 31,
U.S. dollars in thousands	2024	2023
	(Unaudited)		YoY % change	YoY % change CCB

USA	$60,999	$76,070	(19.8)%	(19.8)%
Canada	16,556	18,324	(9.6)%	(9.9)%
Latin America	776	506	53.3%	53.3%
America's	78,331	94,900	(17.5)%	(17.5)%

Australia	20,145	25,396	(20.7)%	(17.5)%
Asia	3,908	6,999	(44.2)%	(43.7)%
APAC	24,054	32,395	(25.7)%	(23.2)%

EMEA	11,535	15,922	(27.6)%	(29.0)%

Israel	4,372	7,416	(41.0)%	(39.3)%

Total Revenues	$118,292	$150,633	(21.5)%	(21.0)%